

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

April 5, 2006

Mr. Richard T. O'Brien
Senior Vice President and Chief Financial Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 15, 2005**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **Response Letter Dated March 3, 2006**
> **File No. 1-31240**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Exploration, page 5

1. We note your response to our prior comment number two and continue to believe you should provide disclosure in your tabular presentation that gives investors an understanding of the exploration reporting unit's success in identifying greenfields, brownfields or near-mine reserves. Please modify your tabular presentation to include such breakout of the additions attributable to exploration for each form of exploration.

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 54

2.   We note your response to our prior comment number six. It appears from your response that current additions to reserves are considered in the valuation of each mine site reporting unit as well as an indicator of value for your exploration reporting unit. Please tell us how the same quantities can be an indicator of value to both your mine and exploration reporting units. It appears you are considering the same quantities for the determination of value for separate reporting units.

3.   It remains unclear to us why you believe the subsequent reserve additions following the initial discovery should be considered in determining the expected future performance of the Exploration reporting unit. Please address the following:

•   Please tell us why you believe a willing and able buyer in an arms length transaction would attribute the subsequent reserve additions of your exploration reporting unit and recognize this as value of the exploration reporting unit. Additionally address how this is possible without the buyer having a property and prospect portfolio comparable to yours.

•   Please tell us if you are ascribing the same value to quantities from subsequent reserve additions as those that are from new discoveries. If so, please tell us why you believe these quantities should have the same exploration value.

•   In your response to our prior comment number seven you state, "All reserve additions from acquired properties as a result of exploration efforts subsequent to the acquisition date, which by definition were not previously valued, are considered in determining the expected future performance of the Exploration Segment." Please tell us what you mean by the statement "which by definition were not previously valued." It is unclear to us why this would be the case, assuming all value beyond proven and probable reserves had been captured at the time of the original purchase price allocation.

4.   You state that your exploration results are an indicator of expected performance and consequently value. Please tell us why you believe your ability to conduct near mine exploration would be of significant value to a willing and able

marketplace participant in an arms length transaction assuming the sale of your reporting unit. It is unclear to us why any marketplace participant with proven and probable reserves would ascribe value to your mine reporting unit's ability to conduct near mine exploration at your mine site locations. Please also explain whether or not your valuation represents a value in use determination rather than a fair value that a marketplace participant might determine.

5.   It appears your reporting unit in a transaction with marketplace participants could be characterized as being similar to contract exploration organizations that exist in the marketplace. Please tell us if you considered the value of such organizations in market comparable transactions in your impairment testing analysis and why such transactions are not the best indicator of value. If you have not analyzed market comparable transactions for impairment testing purposes, please explain why this is the case. Please refer to paragraph 22 of SFAS 142.

6.   We note from your valuation of the Exploration Reporting unit that you are discounting the net cash flows derived from revenues from net production. Please tell us why you believe the entire value associated with future discoveries should be attributed to value derived from exploration. Please explain in greater detail why the value of future production derived from exploration does not consist of only a portion of the value chain perhaps recognized in the form of a royalty attribution to the exploration group. Additionally, please explain why you have not addressed the value resulting from mine development efforts that are at the mine site level rather than within the scope of the exploration effort.

7.   We note your response to our prior comment number 11. Please address why you believe the change in your discount rate assumption results in a consistent application of methodology. It does not appear that your change yields the same result.

8.   We note your response to our prior comment number 12 regarding your unsystematic risk factor. Please tell us if you believe your discount rate captures the element of "country or political risk".

9.   We note your response to our prior comment number 13. Please clarify to us if you have and/or continue to evaluate the performance of the Exploration reporting unit using the criteria of a sustained three year period of shortfall before the assumed annual reserve addition growth rate might be adjusted in your assumptions for impairment testing. Please clearly describe to us how you are determining the assumed annual reserve addition growth rate.

10.   Please expand your disclosure to identify the year that under your assumptions, the discounted cash flows associated with your Exploration reporting unit have a positive Net Asset Value.

11.   We note your response that indicates the Company's growth rate for proven and probable reserves additions has been 12%.   Please provide us with an analysis of this conclusion. We note that your reserve additions attributable to exploration provided in your response letter and 2005 disclosure, indicate a three year declining trend.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

        Critical Accounting Policies

        Merchant Banking Segment Goodwill, page 41

12.   Please modify your disclosure to include the Business Enterprise Value and the Terminal Value of this reporting unit.

        Exploration Segment Goodwill, page 42

13.   We note your response to our prior comment number 18 that indicates your terminal value disclosure was in error for 2004. It appears that your 2005 disclosure of the prior year terminal value does not reflect the correction of this error. Please modify your terminal value disclosure to reflect the adjusted 2004 amount.

14.   For purposes of facilitating the understanding of investors and providing a balanced presentation, please modify your disclosure to also disclose the Business Enterprise Value in addition to the Terminal Value of the Exploration Segment.

15.   We note that the terminal values associated with your Exploration and Merchant Banking Segments has increased significantly from 2004. Please expand your disclosure to discuss the principal drivers of the increase in value. In addition, please provide us with copies of your 2005 Exploration and Merchant Banking valuations.

        Recent Accounting Pronouncements, page 67

16.   We note your disclosure that indicates EITF 04-6 will have no impact on the Company's cash position. Please modify your disclosure to also discuss the impact the adoption of this pronouncement will have on your Operating Cash Flows.

Financial Statements

Note 2- Summary of Significant Accounting Policies

     Ore on Leach Pads, page 89

17.   Please contact us at your earliest convenience.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                Sincerely,

                                Jill S. Davis
                                Branch Chief